EXHIBIT 2.1

IN THE UNITED STATES BANKRUPTCY COURT FOR THE NORTHERN DISTRICT OF TEXAS DALLAS DIVISION

IN RE:	§
ORYON TECHNOLOGIES, INC.	§	CASE NO. 14-32293
ORYON TECHNOLOGIES, LLC	§	CASE NO. 14-32416
DEBTORS.	§
§
EIN: 26-2626737; 57-1337314	§
§
4251 KELLWAY CIRCLE ADDISON, TEXAS 75001	§ §	JOINTly administered under 14-32293

ORDER CONFIRMING DEBTORs’ chapter 11 PLAN OF REORGANIZATION

Oryon Technologies, Inc. and Oryon Technologies, LLC (“Debtors”) submitted its First Amended Disclosure Statement (“Disclosure Statement”) and First Amended Plan of Reorganization on October 2, 2014.1 The Court conducted a hearing on November 5, 2014 (“Confirmation Hearing”), to consider the Plan Proponents’ First Amended Chapter 11 Plan of Reorganization as modified (“Plan”).

The Court has reviewed and considered the arguments and evidence of counsel. Based on the foregoing and the Court’s ruling on the record at the hearing, the Court finds that the Plan as modified as set forth herein is confirmable and satisfies all confirmation requirements under 11 U.S.C. § 1129 for the reasons stated herein.

The Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b)(2)(L) and (O) on which this Court can enter a final judgment. This matter is referred to the Court under the District’s Standing Order of Reference. Venue is proper under 28 U.S.C. §§ 1408 and 1409. The following represents the Court’s findings of fact and conclusions of law made pursuant to Federal Rules of Bankruptcy Procedure 7052 and 9014.

NOW, THEREFORE, THE COURT HEREBY FINDS AND CONCLUDES:

A.  Solicitation.

On October 3, 2014, copies of the Disclosure Statement and the First Amended Plan of Reorganization, the Ballot approved by this Court, and a notice of the Confirmation Hearing were sent by United States First Class Mail, postage prepaid, to all known Claim Holders and Equity Interest Holders eligible to vote on the Plan in accordance with the Order Granting Debtors’ Motion for an Order (i) Approving Disclosure Statement; (ii) Approval of Form of Ballot; and (iii) Setting Voting and Confirmation Deadlines, entered on October 3, 2014 [Dckt. No. 215].

B.  Notice.

As approved by the Court, notice of the Confirmation Hearing was provided to parties in interest as described in ¶ A above. Such notice was adequate and sufficient under § 102(1) of the Bankruptcy Code and Bankruptcy Rule 2002.

C.  Approval of Modifications.

On November 4, 2014, the Debtors filed their Motion to Approve Non-Material Modifications to the First Amended Plan (the “Motion to Modify”) to clarify certain terms of the Plan [Dckt. No. 243]. In addition, this Order contains additional modifications to the terms of the First Amended Plan as is customary to resolve actual and potential objections and to correct and clarify Plan terms. Collectively, this Order and certain of the changes outlined in the Debtors’ Motion to Approve Non-Material Modifications are hereinafter referred to as the “Modifications.” The Debtors’ Modifications are hereby approved, as modified as follows (all references are to the Modified First Amended Plan attached to the Motion to Modify):

1 Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Plan.

1.	The added language to Section 4.1.2 refers to the $225,000 fee cap agreed to by Jackson Walker and those fees being payable by EFL. Those fees are payable by Oryon, not EFL, and do not include the application of any retainer held by Jackson Walker, but only fees to be paid.

2.	The final sentence of the third paragraph of Section 4.2.2 stating “Myant shall be the agent under the note, receiving all payments due thereunder and retaining sole ability to enforce the note against the Debtors” shall be deleted.

3.	The final sentence of the third paragraph of Section 4.2.3 stating “Myant shall be the sole party to enforce the note against the debtors or receive payment thereunder” shall be deleted.

4.	In Section 4.2.5, the changes shall be modified to clarify that EFL Tech B.V. is receiving 129,832,877 shares in Oryon Technologies, Inc., and EL Flexible Signs or its affiliate(s) will receive 80 million shares in Oryon Technologies, Inc.

5.	In Section 6.2, the following sentence shall be added: “This section only applies to those parties to the Plan B Settlement.”

6.	The deadline to object to claims contained in Section 11.1 shall be amended from one year to 30 days from the Effective Date.

Pursuant to 11 U.S.C. § 1127(a), the Court finds that the Modifications to the Plan after solicitation conformed with 11 U.S.C. §§ 1122, 1123 and 1125, and that the Modifications did not negatively affect the treatment of any Creditor or Class that voted to accept the Plan.

D.	Plan Compliance with § 1129(a)(1).

As required by § 1129(a)(1) of the Bankruptcy Code, the Plan complies with the applicable provisions of the Bankruptcy Code, including, without limitation, as follows:

•	As required by Bankruptcy Code § 1123(a)(1), the Plan properly designates classes of Claims and Equity Interests and classifies only substantially similar Claims and Equity Interests in the same Classes pursuant to § 1122 of the Bankruptcy Code. As required by Bankruptcy Code § 1123(a)(2), the Plan properly specifies Classes 1 and 5 as unimpaired, and Classes 2, 3, and 4 as impaired.

•	As required by Bankruptcy Code §§ 1123(a)(3)-(4), the Plan provides the treatment which each Holder of an Impaired Claim is to receive, and the Plan provides the same treatment or its economic equivalent for each Claim or Equity Interest by each particular Class.

•	As required by Bankruptcy Code § 1123(a)(5), the Plan provides adequate means for its implementation.

•	As required by Bankruptcy Code § 1123(a)(6), the charter or similar document of the Debtor will include a provision prohibiting the issuance of nonvoting equity securities and distributing the voting power to the extent required under § 1123(a)(6).

E.	Plan Compliance with § 1129(a)(2).

As required by Bankruptcy Code § 1129(a)(2), the Debtors have complied with all applicable provisions of the Bankruptcy Code. Simultaneously with the solicitation of acceptances of the Plan, the Debtors timely transmitted a copy of the Disclosure Statement and Plan and forms of Ballot approved by this Court to all known Holders of Claims and Equity Interests eligible to vote on the Plan. As noted above, the Disclosure Statement was found by the Court to contain “adequate information” following notice and a hearing in compliance with Bankruptcy Rule 3017.

F.	Compliance with § 1129(a)(3).

Based upon the entire record of the proceedings before the Court, the Court finds that the Plan is proposed in good faith, and not by any means forbidden by law, and therefore complies with the requirements of Bankruptcy Code § 1129(a)(3).

G.	Compliance with § 1129(a)(4).

Pursuant to orders previously entered in the Bankruptcy Cases approving the retention of Professionals, payments made or to be made by the estate for services rendered or for costs and expenses incurred in connection with the Bankruptcy Cases or in connection with the Plan and incident to the Bankruptcy Cases, are subject to the approval of the Court as reasonable. Accordingly, the Plan complies with § 1129(a)(4) of the Bankruptcy Code.

H.	Plan Compliance with § 1129(a)(5).

The Debtors have disclosed the identity and affiliations of the directors and officers proposed to serve as directors and officers, in compliance with § 1129(a)(5)(A) of the Bankruptcy Code. Accordingly, the Plan complies with § 1129(a)(5)(A)(ii) of the Bankruptcy Code. The Debtors have disclosed the identity of any insider that will be employed or retained by the Reorganized Debtors, and the nature of such compensation for such insider. Accordingly, the Plan complies with § 1129(a)(5)(B) of the Bankruptcy Code.

I.	Plan Compliance with § 1129(a)(6).

The Plan provides for the Reorganized Debtors to conduct the prior business of the Debtors, and there is no governmental regulatory commission with jurisdiction over the rates of the Debtors. Thus, § 1129(a)(6) of the Bankruptcy Code is inapplicable.

J.	Plan Compliance with § 1129(a)(7).

As required by Bankruptcy Code § 1129(a)(7), and as evidenced by the Liquidation Analysis related to the Disclosure Statement and the testimony at the Confirmation Hearing, each Holder of a Claim or Equity Interest in an Impaired Class either accepted the Plan or will receive or retain property of a value that is not less than the amount that such Holder would receive or retain were the Debtors liquidated under Chapter 7 of the Bankruptcy Code.

K.	Plan Compliance with § 1129(a)(8).

Classes 1 and 5 are unimpaired. Classes 2, 3, 4, are impaired. As set forth in the Ballot Summary filed herein and admitted into evidence at the Confirmation Hearing, Classes 2, 3, and 4 were solicited, and Class 4 voted to accept the Plan. Notwithstanding the existence of Impaired Classes that did not vote to accept the Plan, confirmation is proper under Code § 1129(b), as set forth in ¶ T below.

L.	Compliance with § 1129(a)(9).

The Plan provides for the treatment of administrative and priority claimants in accordance with the requirements of Bankruptcy Code § 1129(a)(9) (except to the extent that a Holder has agreed otherwise).

M.	Compliance with § 1129(a)(10).

Based upon the Ballot Summary filed herein and admitted into evidence at the Confirmation Hearing, more than one-half in number and at least two-thirds in amount of those actually voting in Class 4 have voted to accept the Plan.

N.	Feasibility (§ 1129(a)(11)).

Based upon the testimony offered and exhibits introduced at the Confirmation Hearing, the Debtors demonstrated that the Plan is feasible and is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors.

O.	Compliance with § 1129(a)(12).

All fees payable under 28 U.S.C. § 1930 have been paid or will be paid as such fees become due.

P.	Compliance with § 1129(a)(13).

The Debtors have no retiree benefits subject to § 1114 of the Bankruptcy Code. Therefore, § 1129(a)(13) is inapplicable.

Q.	Compliance with § 1129(a)(14).

The Debtors are not not required by a judicial or administrative order, or by statute, to pay domestic support obligations. Therefore § 1129(a)(14) is inapplicable.

R.	Compliance with § 1129(a)(15).

The Debtors are not an individual. Therefore § 1129(a)(15) is inapplicable.

S.	Compliance with § 1129(a)(16).

The Debtors are a moneyed, business or commercial corporation. Therefore, § 1129(a)(16) is inapplicable.

T.	Other Requirements.

No other Chapter 11 plan has been confirmed in this case and, therefore, the Plan complies with Bankruptcy Code § 1129(c). The principal purpose of the Plan is neither the avoidance of taxes nor the avoidance of the application of § 5 of the Securities Act of 1933, as amended, and, therefore, the Plan complies with § 1129(d) of the Bankruptcy Code.

U.	Assumption and Rejection of Executory Contracts and Unexpired Leases.

Except as may otherwise be provided in the Plan, all executory contracts and unexpired leases that have not been previously rejected shall, pursuant to § 365 of the Bankruptcy Code, be assumed by the Debtors on the Effective Date.

V.	Objections to Confirmation.

Objections to confirmation of the Plan have been withdrawn, or are hereby OVERRULED for the reasons stated on the record, except as otherwise provided herein.

i.	Resolution of Objection by Dallas County

The inclusion of this section in this Confirmation Order hereby resolves issues raised by Dallas County related to confirmation of the Plan.

Dallas County is the holder of an Allowed secured claim for ad valorem business personal property taxes for tax years 2011 and 2014 in the amount of $4,003.93. Dallas County shall receive interest on its claim at the state statuory rate from the petition date through the effective date and from the effective date through the date of payment in full pursuant to 11 U.S.C. §§ 506(b), 511, and 1129. Dallas County shall retain the liens that secure all amounts ultimately due until it receives payment in full of its claim. Dallas County shall receive payment of its claim in equal monthly installments commencing on the effective date. These payments shall occur over a period of months calculated to pay its claim in full no later than the fifth anniversary of the petition date. Section 6.3 of the Plan is supplemented to include that the Reorganized Debtors shall only be entitled to receive 2 notices of default. Upon a third event of default, Dallas County shall be entitled to pursue collection of all amounts owed pursuant to state law outside of the Bankruptcy Court without further notice. Failure to timely pay postpetition taxes prior to the state law delinquency date shall constitute an event of default under the plan solely with regard to Dallas County. All requests pursuant to § 9.3 of the Plan shall be submitted to counsel for Dallas County.

W.	Judicial Notice.

Judicial notice hereby is taken of the docket of the Bankruptcy Cases maintained by the Clerk of the Bankruptcy Court.

X.	Findings and Conclusions.

The foregoing findings and conclusions satisfy the requirements of Federal Rule of Bankruptcy Procedure 7052. All findings of facts shall also be deemed to be conclusions of law hereunder and vice versa. All offers of proof and discussions for the record at the Confirmation Hearing shall constitute additional findings and conclusions with respect to this Order.

IT IS THEREFORE ORDERED AS FOLLOWS:

A.	Confirmation.

The Plan, as attached to this Order, is hereby confirmed. The terms of this Order are controlling if any inconsistency exists between the Plan and this Order.

B.	Binding Effect.

The Plan, its provisions and this Order shall be, and hereby are, binding upon the Debtors, any Creditor or Equity Interest Holder of the Debtors and any party provided notice of the Case, whether or not the Claim or Equity Interest of such Creditor, Equity Interest Holder or party is Impaired under the Plan and whether or not such Creditor or Equity Interest Holder has accepted the Plan. The provisions of this Order are nonseverable and mutually dependent.

C.	Effect of Plan.

Upon the Effective Date, except as expressly provided in the Plan or this Order, this Order shall permanently bar and enjoin all holders of Liens, Claims, and Equity Interests arising prior to the Effective Date from asserting or continuing to assert against the Debtors, their Estates, or their Assets, any and all Claims or Liens, whether liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, legal or equitable or known or unknown, based on any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

Except as expressly provided in the Plan or this Order, upon the Effective Date, the entry of this Confirmation Order shall permanently enjoin all Persons that have held, currently hold or may hold a Claim against, or be owed obligations by, the Estates, or who have held, currently hold or may hold Equity Interests in the Debtors, from taking any of the following actions on account of such Claim, obligation, or Equity Interest: (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Debtors or the Debtors’ Estates; (ii) enforcing, levying, attaching, collecting, or otherwise recovering in any manner or by any means, directly or indirectly, any judgment, award, decree, or order against the Debtors or the Debtors’ Estates; (iii) creating, perfecting or enforcing in any manner, directly or indirectly, any lien, charge, encumbrance or other Lien of any kind against the Debtors or their Estates, (iv) asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtors or their Estates; and (v) proceeding in any manner, directly or indirectly, in any place whatsoever against the Debtors or their Estates.

Except as expressly provided in the Plan or this Order, the rights afforded in the Plan and the payments and Distributions to be made pursuant to the Plan shall be in exchange for and in complete satisfaction and release of all existing Liens or Claims, and shall terminate all Equity Interests of any kind, nature or description whatsoever against or in the Debtors or any of their Assets or properties. Except as expressly provided in the Plan or this Order, all existing Liens or Claims against the Debtors and their Assets, and Equity Interests in the Debtors, shall be, and shall be deemed to be, terminated, and all Holders of such Liens, Claims, or Equity Interests shall be precluded and enjoined from asserting, directly or indirectly, against the Debtors, their Estate, or their Assets, any further Lien, Claim, or Equity Interest based upon any act or omission, transmission, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such Holder has filed a Proof of Claim or Proof of Equity Interest.

Except as expressly provided in the Plan or this Order, any judgment at any time obtained, to the extent that such judgment is a determination of the liability of the Debtors or their assets with respect to any Lien, Claim, or Equity Interest treated by the Plan and this Order, shall be, and hereby is, declared to be void, other than for Final Orders of this Court allowing Claims or Liens or granting similar relief.

As of the Effective Date, and except as otherwise expressly provided in this Order and the Plan, title to the Debtors’ Assets shall be vested in the Reorganized Debtor free and clear of all Liens, Claims, and Equity Interests in accordance with § 1141 of the Bankruptcy Code, with any prohibitions upon such transfer being null and void.. No party shall thereafter seek to create, perfect, or enforce any pre-Effective Date Lien of any nature whatsoever. The vesting of assets shall be deemed not to include any Assets that were abandoned, sold, rejected, or otherwise disposed of prior to the Effective Date.

The vesting of property in or the transfer of property to the Reorganized Debtor to take place on the Effective Date (i) is a legal, valid and effective transfer of property, (ii) vests the Reorganized Debtor with good title to such property, (iii) does not constitute avoidable transfers under the Bankruptcy Code or under applicable non-bankruptcy law, and (iv) does not subject the Reorganized Debtor, the Debtors, or the Debtors’ Estates, to any liability by reasons of such transfers under the Bankruptcy Code or under applicable non-bankruptcy law, including, without limitation, laws affecting successor or transfer liability.

D.	Compromises and Settlements.

The Court finds that the compromises and settlements as embodied in each of the Mediation Settlement Agreement and the Plan B Settlement Agreement, as the Plan B Settlement Agreement as modified in the Plan, are fair and appropriate in light of the circumstances of the Bankruptcy Cases and the evidence before the Court. Those compromises and settlements satisfy the requirements of Rule 9019 of the Federal Rules of Bankruptcy Procedure and the standard set forth in In re Jackson Brewing Co., 624 F.2d 599 (5th Cir. 1980) and Matter of Foster Mortgage Corp., 68 F.3d 914 (5th Cir. 1995), and are hereby approved.

E.	Releases and Exculpation.

The release, exculpation and related provisions set forth in Article 15 of the Plan and otherwise provided for in the Plan are hereby approved.

The following releases are incorporated herein and shall have the effect of a final judgment on the merits of any claims released therein. The Debtors, EFL, and the Debtors’ Existing Board (Thomas A. Schaeffer, Richard K. Hoesterey, Clifton Kwang-Fu Shen, and Larry L. Sears), Donald M. Crook, and George Hatzimihail, John P. Kapeleris, and Steve Battia (collectively “New Board”) (together with the Debtors, EFL, the Existing Board, and Donald M. Crook, “Plan B Parties”) entered into the Plan B Settlement Agreement.

As of the Effective Date and pursuant to the Plan B Settlement Agreement, the Debtors, New Board, and EFL shall be deemed to have released and forever discharged Jackson Walker L.L.P., together with all of its partners, principals, employees, agents, legal representatives, insurers, assignees, predecessors, and successors, and the Existing Board and Crook, together with all of their agents, legal representatives, attorneys, insurers, assignees, successors, heirs, and assigns from any and all claims, debts, demands, actions, causes of actions, suits, controversies, proceedings, accounts, covenants, agreements, promises, judgments, executions, damages, attorney fees, costs (including out-of-pocket expenses, court costs, expert witness fees, etc.) and other liabilities of any nature whatsoever, whether sounding in contract, tort, or otherwise, whether matured or unmatured, accrued or unaccrued, liquidated or unliquidated, absolute or contingent, known or unknown, whether now existing or that might arise hereafter, for, upon, or by reason of any matter, act, omission, action, inaction, conduct, cause, event, happening or thing whatsoever from the beginning of time through the date hereof, which the Debtors, New Board and EFL, or any of their affiliates, employees, agents, and attorneys, and any predecessor or successor thereof could have asserted or could assert against Jackson Walker L.L.P., the Existing Board and Crook related directly or indirectly to EFL, the Debtors, the Bankruptcy Cases, the Subscription Agreement (including all exhibits thereto) and the transactions contemplated thereby, the State Court Case, the Removed Action and any and all litigation, disagreements, controversies, work done, services rendered or actions taken with respect to any of the foregoing, provided however, that the releases contained herein do not apply to any enforcement of any of the Plan B Settlement Agreement Parties’ duties and obligations in the Plan B Settlement Agreement, provided however, that nothing therein shall be construed to be a release (a) of any law firm not a signatory to the Plan B Settlement Agreement, including without limitation, Andrews & Kurth, LLP; (b) of Richard Marcus, MRM Acquisitions, or Oryon Capital, LLC, or (c) and by EFL of Shen.

As of the Effective Date and pursuant to the Plan B Settlement Agreement, Jackson Walker, L.L.P., the Existing Board, and Crook shall be deemed to have released and forever discharged the Debtors, New Board, and EFL together with all of its partners, principals, employees, agents, legal representatives, insurers, assignees, predecessors, and successors, from any and all claims, debts, demands, actions, causes of actions, suits, controversies, proceedings, accounts, covenants, agreements, promises, judgments, executions, damages, attorney fees, costs (including out-of-pocket expenses, court costs, expert witness fees, etc.) and other liabilities of any nature whatsoever, whether sounding in contract, tort, or otherwise, whether matured or unmatured, accrued or unaccrued, liquidated or unliquidated, absolute or contingent, known or unknown, whether now existing or that might arise hereafter, for, upon, or by reason of any matter, act, omission, action, inaction, conduct, cause, event, happening or thing whatsoever from the beginning of time through the date hereof, which Jackson Walker, L.L.P., the Existing Board, and Crook or any of their affiliates, employees, agents, and attorneys, and any predecessor or successor thereof could have asserted or could assert against the Debtors, New Board, and EFL related directly or indirectly to the Debtors, the Bankruptcy Cases, the Subscription Agreement (including all exhibits thereto) and the transactions contemplated thereby, the State Court Case, the Removed Action and any and all litigation, disagreements, controversies, work done, services rendered or actions taken with respect to any of the foregoing, provided however, that the releases contained therein do not apply to any enforcement of any of the Plan B Settlement Agreement Parties’ duties and obligations in the Plan B Settlement Agreement, provided however, that nothing in the Plan B Settlement Agreement shall be construed to be a release of any law firm not a signatory to the Plan B Settlement Agreement, provided however that no member of the Existing Board is releasing any right to indemnification, defense, or advance of expenses or any other rights against any insurer or reinsurer or under the Great American Insurance Company Exec Pro Public Solution Insurance Group Director and Officer Liability Policy issued May 2, 2013 [Policy No. NSP2380734] with all amendments and endorsements or against any subsequent directors or officers insurance, or against the Debtors, including but not limited to any rights related to any applicable bylaws and/or Nevada Revised Statutes sections, as applicable; and provided however that nothing contained in the Plan B Settlement Agreement shall effectuate a release by Shen of EFL.

As of the Effective Date and pursuant to the terms of the Mediation Settlement Agreement, the Debtors and their past and current officers and directors, EFL and its past and current officers and directors, Marcus, MRM Acquisition, LLC and its past and current officers and directors, Oryon Capital, LLC and its past and current officers and directors, Tony Chahine, and Myant its past and current officers and directors shall be deemed to have given a full, final, and complete release of each other from all causes of action, any and all claims, demands, or suits, known or unknown, fixed or contingent, liquidated or unliquidated, whether or not asserted in this litigation, from the beginning of time through the Effective Date , arising from or related to the events and transactions which are the subject matter of the Mediation Settlement Agreement including but not limited to the Removed Action. The foregoing release shall run to and inure to the benefit of the attorneys of the Debtors, EFL, Marcus, and Myant (save and except for, in any event, Andrews Kurth, LLP), and each of their agents, employees, insurers, affiliates, officers, directors, shareholders, trustees, partners, heirs, assigns, and legal representatives, including but not limited to members of the Existing Board, provided however, that the releases contained herein do not apply to any enforcement of any of the Mediation Settlement Agreement Parties’ duties and obligations in the Mediated Settlement Agreement. As of the Effective Date, the Removed Action shall be dismissed with prejudice.

Pursuant to Section 4.2.4 of the Plan and in exchange for the agreement of Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) to accept a cash payment of $320,000 as payment in full of its Class 4 General Unsecured Claim, each of the Debtors and each of EFL Tech International Group, N.V., a Holland legal entity, EFL Tech B.V., a Holland corporation, EFL Holdings Tech B.V., a Holland legal entity, EFL Holdings Pty Ltd., an Australian legal entity, EFL Tech Pty Ltd., an Australian legal entity, for itself and its representatives, agents, attorneys, predecessors, successors, insurers, administrators and assigns (collectively, the “Akin Gump Releasors”) (i) hereby forever releases, discharges and indemnifies Akin Gump and its partners, principals, employees, agents, advisers, legal representatives, attorneys, insurers, assignees, predecessors, successors, heirs and assigns (collectively, the “Akin Gump Releasees”) from any and all claims, debts, demands, actions, causes of actions, suits, controversies, proceedings, accounts, covenants, agreements, promises, judgments, executions, damages, attorney fees, costs (including out-of-pocket expenses, court costs, expert witness fees, etc.) and other liabilities of any nature whatsoever, whether sounding in contract, tort or otherwise, whether matured or unmatured, accrued or unaccrued, liquidated or unliquidated, absolute or contingent, known or unknown, whether now existing or that might arise hereafter, for, upon or by reason of any matter, act, omission, action, inaction, conduct, cause, event, happening or thing whatsoever from the beginning of time through the date hereof, which any of the Akin Gump Releasors or any of their affiliates, employees, agents and attorneys, and any predecessor or successor thereof have asserted or could assert against any one of the Akin Gump Releasees related directly or indirectly to Akin Gump’s Class 4 General Unsecured Claim, the legal services, promissory note, or receivables underlying such claim, any of the Akin Gump Releasors, or any litigation, disagreements, controversies, work done, services rendered, disputes or actions taken with respect to any of the foregoing. Each Akin Gump Releasor further agrees that it will not initiate against any Akin Gump Releasee any legal, equitable or arbitration proceeding of any nature based on any claim, whether known or unknown, whether in law or equity, whether arising out of contract or tort, existing on or prior to the date of this Order. In granting this release, each Akin Gump Releasor has represented and warranted to Akin Gump that it has not transferred or assigned any claim or cause of action of any kind against any Akin Gump Releasee to any other person or entity.

Releases by Holders of Claims and Equity Interests. As of the Effective Date, and except as otherwise specifically provided for in the Plan, the Mediation Settlement, or the Plan B Settlement Agreement, to the fullest extent permitted by applicable law, as such law may be extended or interpreted subsequent to the Effective Date, for good and valuable consideration provided by each of the Debtors, the other material contracts, instruments, releases, and agreements entered in connection with the Plan, and the contributions of the Debtors to facilitate the implementation of the Plan, each Holder of a Claim or Equity Interest shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors and each of them from any and all Claims, Equity Interests, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, fixed or contingent, matured or unmatured, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively) based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, and the Bankruptcy Cases, the Plan, or the Disclosure Statement, or related agreements, instruments or other documents that did or would have given rise to a Claim in the Bankruptcy Cases, other than claims or liabilities arising out of or relating to any act or omission of the Debtors that constitutes gross negligence, fraud or willful misconduct, as determined by a Final Order.

Exculpation. From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability to any Person (including, without limitation, any Holder of a Claim or Equity Interest) for any action taken, suffered or omitted to be taken in connection with or related to the Debtors, the Estate, or the Bankruptcy Case, including, but not limited to, formulating, disseminating, implementing, confirming, consummating or administering (a) the Plan (including soliciting acceptances or rejections thereof), (b) the Disclosure Statement or any contract, instrument, release, or other agreement or document entered into or any action taken or omitted to be taken in connection with the Plan and/or (d) any Distributions made pursuant to the Plan, except, in all cases, for acts or omissions constituting willful misconduct or gross negligence as determined by Final Order of a court of competent jurisdiction, and in all respects, such parties shall be entitled to rely upon the advice of Professionals with respect to their duties and responsibilities under the Plan, and such reliance shall form an absolute defense to any claim, cause of action or liability. Without limiting the generality of the foregoing, the Exculpated Parties shall be entitled to and granted the protections of § 1125(e) of the Bankruptcy Code.

F.	Corporate Documents.

Each of the Debtors’ articles of incorporation and bylaws shall be amended and all necessary corporate action shall be taken in accordance with Section 8 of the Plan.

Any officer of the Debtors are authorized and empowered to execute documents and take any actions as may be necessary, advisable or appropriate to amend certificates of incorporation, bylaws or to effectuate the Plan with or without the approval of any board of directors. All transactions that are required to occur on the Effective Date under the terms of the Plan are deemed to have occurred simultaneously, and the relevant approvals shall be deemed to have occurred prior to such transactions authorized herein.

The Secretary of State for each relevant jurisdiction is instructed to accept this Order in place of any evidence of resolutions or other corporate actions necessary to amend and restate such certificates of incorporation or other filings which might otherwise be required.

Pursuant to §§ 1123(a) and 1142(a) of the Bankruptcy Code and the provisions of this Confirmation Order, the Plan, and all implementing documents, shall apply and be enforceable notwithstanding any otherwise applicable non-bankruptcy law. The Debtors are authorized and empowered to make any and all modifications to any and all documents included as part of the Plan or otherwise that do not materially modify the terms of such documents and are consistent with the Plan.

G.	No Tax or Assessment; Governmental Authorities.

Each federal, state, commonwealth, local, foreign or other governmental agency is hereby directed and authorized to accept any and all documents, mortgages, deeds of trust, releases and instruments necessary or appropriate to effectuate, implement or consummate the transactions contemplated by the Plan or this Order.

Pursuant to § 1146(a) of the Bankruptcy Code, the issuance, transfer, or exchange of a security, or the making or delivery of an instrument of transfer under the Plan may not be taxed under any law imposing a stamp tax or similar tax.

The transactions contemplated in the Plan are not subject to and are exempt from any applicable bulk transfer or similar law.

H.	Rejection of Certain Executory Contracts and Unexpired Leases.

Except as may otherwise be provided in the Plan, all executory contracts and unexpired leases that have not been previously rejected shall, pursuant to § 365 of the Bankruptcy Code, be assumed by the Debtors on the Effective Date.

I.	Rejection Claims Arising From Executory Contracts and Unexpired Leases.

Any and all Claims arising from rejection of any executory contract under the Plan shall constitute general unsecured pre-petition Claims and must be filed within thirty (30) days of the Effective Date. Proofs of Claim for damages allegedly arising from the rejection of any executory contract pursuant to this Plan or the Confirmation Order of any Executory Contract to which a Claimant is a party must be filed with the Bankruptcy Court and served on the Reorganized Debtor not later than thirty (30) days after the Effective Date. All Proofs of Claim for such damages not timely filed and properly served as prescribed herein shall be forever barred and the holder of such a Claim shall not be entitled to participate in any Distribution under the Plan.

J.	Manner of Notices and Distributions.

All notices, requests, and Distributions to a holder of a Claim or Equity Interest shall be sent (i) to the address of the Holder set forth in the Schedules, unless superseded by the address set forth on such Holder’s Proof of Claim, Administrative Expense or Proof of Equity Interest, (ii) to such address delivered to the Reorganized Debtors and their counsel in a notice at least ten (10) Business Days before the applicable Distribution Date, or (iii) to the last known address of the Holder according to the books and records of the Debtors. Notices and requests may also be sent to a holder of a Claim or Interest at the fax number or email address provided on the Ballot or in the books and records of the Debtors. Notices and requests shall be deemed received by a holder of a Claim or Interest (i) if sent by mail, on the second Business Day after deposit in the United States mail, postage prepaid; (ii) if sent by overnight courier, on the first Business Day after delivery to such courier; (iii) if sent by fax or email on a Business Day prior to 5:00 p.m. (Prevailing Central Time), on such Business Day (or if after 5:00 p.m., Prevailing Central Time, or not on a Business Day, on the next Business Day).

In all other respects, Distributions under the Plan shall be made in accordance with Article 9 of the Plan.

K.	Retention of Jurisdiction.

The Court shall, and hereby does, retain jurisdiction of this Case for all of the purposes set forth in Article 13 of the Plan, including the enforcement of the Plan B Settlement, and for the purposes provided in §§ 1127(b) and 1142 of the Bankruptcy Code and Bankruptcy Rule 3020(d).

L.	Bar Date for the Filing and Assertion of Administrative Expense Claims, Including Professional Fee Claims but Excluding Ordinary Course Administrative Claims.

Pursuant to the Plan, the Administrative Claims Bar Date is November 3, 2014. Requests for payment of Administrative Claims included within a proof of claim are of no force and effect, and are disallowed in their entirety. Except for Professional Persons approved by the Bankruptcy Court under § 327, any holder of a claim under §§503 and/or 507 that fails to file their claim(s) by the Administrative Claims Bar Date shall be forever barred from asserting the claim(s) against the Debtors or its estate, and the Debtors and its estate shall be forever discharged from any and all indebtedness or liability with respect to the claim.

All Professionals requesting compensation or reimbursement of expenses pursuant to §§ 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered before the Effective Date (including, without limitation, any compensation requested by any professional or any other entity for making a substantial contribution in the Debtors’ Bankruptcy Cases) shall file and serve on the Reorganized Debtors and the U.S. Trustee an application for allowance of compensation and reimbursement of expenses no later than thirty (30) days after the Confirmation Date. Objections to any Professional application for compensation or reimbursement of expenses must be filed and served on the Reorganized Debtors and the Professional(s) to whose application(s) the objections are addressed no later than fifty (50) days after the Confirmation Date. Any fees of Professionals and reimbursements or expenses incurred by the Debtors subsequent to the Effective Date may not be paid without application to the Bankruptcy Court.

Administrative Expense Claims must be in the form of an application or motion for payment. Such application or motion must filed and be served upon the Reorganized Debtors and its counsel at the addresses set forth in the Plan or in this Order so that it is received no later than five (5) Business Days after the application or motion is filed with the Court.

The Debtors shall file on the docket of the Bankruptcy Cases and send a notice of confirmation, notice of the administrative bar date for Professional Claims and the bar date for claims relating to contracts and leases rejected under the Plan to all creditors no later than ten (10) days after the Confirmation Date.

M.	Statutory Fees.

Any fees due pursuant to 28 U.S.C. §1930(a)(6) as of the Confirmation Date shall be paid in full on the Effective Date of the Plan. After confirmation, the Reorganized Debtors shall be responsible pursuant to 28 U.S.C. §1930(a)(6) for timely payment of United States Trustee quarterly fees incurred post-confirmation until the Bankruptcy Case is closed by the Court. The Reorganized Debtors shall file with the Court and serve on the United States Trustee a quarterly financial report for each quarter (or portion thereof) that the Bankruptcy Case remains open in a format prescribed by the United States Trustee.

N.	Nonoccurrence of Effective Date.

In the event that the Effective Date does not occur, then (i) the Plan; (ii) the assumption or rejection of executory contracts or unexpired leases pursuant to the Plan; (iii) any document or agreement executed pursuant to the Plan, (iv) any actions, releases, waivers or injunctions authorized by this Confirmation Order; and (v) this Confirmation Order shall be deemed null and void. In such event, nothing herein or in the Plan or acts taken in connection therewith shall be deemed to prejudice in any manner the rights of the Debtors or any party in interest in further proceedings or to constitute an admission, finding of fact, conclusion of law, res judicata or collateral estoppel of any nature.

O.	Notice of Confirmation.

Service of the notice of confirmation shall be made by first class mail on or before ten (10) days after the Confirmation Date upon the following: (i) the Office of the United States Trustee; (ii) all known creditors of the Debtors; (iii) all equity security holders of the Debtors; and (iv) all parties having requested notices in these cases. Such notice shall constitute good and sufficient notice of this Order in compliance with the provisions of Rules 3020(c) and 2002 of the Federal Rules of Bankruptcy Procedure. The Debtors shall also file the notice of Confirmation Date on the docket of the Bankruptcy Cases.

P.	Waiver of Stay.

The stay of this Order provided by any Bankruptcy Rule (including Bankruptcy Rules 3020(e), 6004(h) and 6006(d), whether for fourteen (14) days or otherwise, is hereby waived, and this Order shall be effective and enforceable immediately upon its entry by the Court.

Q.	Final Order.

This Order is a Final Order, and the period in which an appeal must be filed shall commence upon the entry hereof.

R.	Miscellaneous.

The Reorganized Debtors shall file a notice of the Effective Date with the Court within five (5) days after the Effective Date.

Notice of Professional Fee Requests under section 4.1.1 of the Plan shall be served on the same parties listed in section 16.11 of the Plan.

The failure to specifically describe or include any provision of the Plan in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of this Court that the Plan be approved and confirmed in its entirety. Each provision of the Plan shall be deemed authorized and approved by this Order and shall have the same binding effect of every other provision of the Plan, whether or not mentioned in this Order. In the event of any inconsistencies between the Plan and this Order, this Order shall govern.

II. CONCLUSION

This Court finds that (1) Plan Proponents’ First Amended Chapter 11 Plan meets all of the requirements of 11 U.S.C. § 1129 and of the Bankruptcy Code; (2) and the Plan is feasible. For the reasons stated herein, the Plan is CONFIRMED.

###END OF ORDER###

- 23 -